Exhibit 99.1

ASX ANNOUNCEMENT

16 May 2014

Completion of Share transactions with Dr. Mervyn Jacobson

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announced on 18 December 2013 that entities associated with the Company’s largest beneficial shareholder, Dr. Mervyn Jacobson (collectively, the “Jacobson Entities”), had entered into several transactions which, if completed, will result in the disposal by them of 105,937,500 shares in the Company including 30,000,000 Shares which were transferred (by a special crossing) with parties unrelated to the below arrangements.  As a result, Dr. Jacobson’s beneficial interest in the issued capital of the Company will fall from 23.83% to 5.33%.  This assumed no other share transactions in the interim.

The Jacobson Entities and GTG entered into a binding Share Exchange Agreement (“Agreement”) pursuant to which, subject to GTG shareholder approval, the following transactions will occur:

(a)              The Jacobson Entities will exchange a total of 75,937,500 shares in GTG for 4,500,000 shares in ImmunAid Limited (“ImmunAid”) owned by GTG.

(b)              ImmunAid and GTG execute an Option Agreement pursuant to which ImmunAid will, where completion occurs under the Agreement, grant to GTG a total of 2,250,000 options to acquire new fully paid ordinary shares in ImmunAid.  Each option entitles GTG to acquire one ordinary share in ImmunAid at a price of $1.35 per share for a period of three years from the date on which the options are granted.

(c)               In consideration for the options granted to GTG by ImmunAid in point (b), GTG agreed to pay ImmunAid an option fee of $500,000, of which $385,841 will be satisfied by the forgiveness of outstanding debts currently owed to GTG by ImmunAid.  GTG will pay the remaining $114,159 owed on the option fee in cash.

The following conditions precedent to the capital reduction transaction have now been satisfied:

(i)        The receipt by GTG of an acceptable independent valuation of the Company’s 4,500,000 shares in ImmunAid and an accompanying independent expert’s fairness report in respect of the transaction from the perspective of the GTG shareholders, and

(ii)     The approval of the transactions by the Company’s shareholders at the Extraordinary General Meeting (held on 17 April 2014).

Accordingly, the Company is pleased to announce that as at 16 May 2014:

(a)                                 The required notice period (after lodgement with the Australian Securities and Investment Commission of written notification of the capital reduction) has expired and so the Company has completed the capital reduction of the 75,937,500 shares in the Company previously owned by the Jacobsen Entities in exchange for 4,500,000 shares in ImmunAid, and

(b)                                 The Company received the 2,250,000 options to acquire new ordinary shares in ImmunAid in return for the payment of the Option Fee, comprising $385,841 in reduction of the debt owed by ImmunAid to the Company and $114,159 in cash.

At the conclusion of the various transactions contemplated above, the Jacobson Entities will retain a total of 30,536,184 ordinary shares in GTG representing 5.19% of the Company’s current total issued capital.

This percentage is less that the amount estimated when announced on 18 December 2013 due to the additional shares issued to Ironridge pursuant to its conversions under its convertible note.

Accompanying this announcement is the ASX Appendix 3C in respect of the capital reduction and cancellation of GTG shares.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Alison Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001, 11/01/10

Name of entity	ABN
GENETIC TECHNOLOGIES LIMITED	17 009 212 238

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective share buy-back and their immediate cancellation

2	+Class of shares/units which is the subject of the buy-back (eg, ordinary/preference)	Ordinary shares

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid ordinary shares

5	Number of shares/units in the +class on issue	664,769,002

6	Whether shareholder/unitholder approval is required for buy-back	Shareholder approval was granted for buy-back at EGM on 17 April 2014

+ See chapter 19 for defined terms.

7	Reason for buy-back	As detailed in the Explanatory Memorandum in the Notice of Extraordinary General Meeting held on Thursday, 17 April 2014

8	Any other information material to a shareholder’s/unitholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)

On-market buy-back

9	Name of broker who will act on the company’s behalf

10	Deleted 30/9/2001.

11	If the company/trust intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.

12	If the company/trust intends to buy back shares/units within a period of time - that period of time; if the company/trust intends that the buy-back be of unlimited duration - that intention

13	If the company/trust intends to buy back shares/units if conditions are met - those conditions

+ See chapter 19 for defined terms.

Employee share scheme buy-back

14	Number of shares proposed to be bought back

15	Price to be offered for shares

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	JGT ApS as trustee of the Jacobson Global Trust and Mervyn Jacobson ApS

17	Number of shares proposed to be bought back	75,937,500 ordinary shares

18	Price to be offered for shares	In exchange for the transfer by GTG to the Jacobson Entities of 4,500,000 shares in ImmunAid Limited (ABN 096 281 542)

Equal access scheme

19	Percentage of shares proposed to be bought back

20	Total number of shares proposed to be bought back if all offers are accepted

21	Price to be offered for shares

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.

Compliance statement

1.                                      The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.                                      The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.                                     There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 16 May 2014

+ See chapter 19 for defined terms.

Alison Mew (CEO)

+ See chapter 19 for defined terms.